UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file numbers: 33-25419, 33-64058 and 333-75256
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Airgas, Inc. 401(k) Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, PA 19087-5283

REQUIRED INFORMATION
     (1) Financial Statements:
     The following financial statements, including the Report of Independent Registered Public Accounting Firm, of the Airgas, Inc. 401(k) Plan, are submitted herewith:
•	Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007

•	Notes to the Financial Statements

•	Supplemental Schedule 1 — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008
     The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the Airgas, Inc. 401(k) Plan.
     (2) Exhibit:
     23 Consent of Independent Registered Public Accounting Firm

AIRGAS, INC. 401(k) PLAN
Financial Statements and
Supplemental Schedule
December 31, 2008 and 2007

AIRGAS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of the Airgas, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 29, 2009

AIRGAS, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Investments, at fair value	$340,811,937	$378,851,282

Receivables:
Employee contributions	1,199,888	1,103,289
Employer contributions	213,982	289,942

Total receivables	1,413,870	1,393,231

Refunds due to participants	(1,911)	—

Net assets available for benefits, at fair value	342,223,896	380,244,513

Participant loans, at cost	14,334,918	11,737,344

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	851,138	(347,348)

Net assets available for benefits	$357,409,952	$391,634,509

See accompanying notes to the financial statements.

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Additions (Reductions):
Additions (reductions) to net assets attributable to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(110,716,623)	$27,734,269
Interest and dividends	11,523,441	14,430,353

Total investment income (loss), net	(99,193,182)	42,164,622

Contributions:
Employee	31,371,211	25,303,750
Employer	8,096,526	6,361,518
Rollovers	8,676,093	20,062,587

Total contributions	48,143,830	51,727,855

Transfers from other plans	45,223,464	2,465,801

Total additions (reductions)	(5,825,888)	96,358,278

Deductions:
Benefits paid to participants	(28,068,699)	(22,784,433)
Administrative fees	(328,059)	(328,484)
Refund of excess contributions	(1,911)	—

Total deductions	(28,398,669)	(23,112,917)

Net additions (deductions)	(34,224,557)	73,245,361
Net assets available for benefits:
Beginning of year	391,634,509	318,389,148

End of year	$357,409,952	$391,634,509

See accompanying notes to the financial statements.

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
(1)	Description of the Plan

The following description of the Airgas, Inc. 401(k) Plan (the “Plan”) provides general information only. Participants should refer to the Plan document for more complete information.
(a)	General

The Plan is a defined contribution plan covering substantially all employees of Airgas, Inc. and subsidiaries (“Airgas” or the “Company”). Included in the assets of the Plan are rollovers and transfers from other plans of acquired companies, where applicable. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Vanguard Fiduciary Trust Company serves as the trustee for the Plan.

(b)	Contributions

Employee

The Plan permits a participant to defer up to 50% of eligible compensation, subject to the maximum dollar limitation in the calendar year as prescribed by the Internal Revenue Service (“IRS”). The Plan previously only allowed 401(k) contributions which are made from pre-tax earnings and are fully taxable as ordinary income at the time of distribution. Effective April 1, 2007, the Plan also allows participants to make Roth 401(k) contributions. Under the Roth 401(k) contribution election, participants’ contributions are made from after-tax earnings that will be tax-free at the time of distribution. Participants are allowed to elect both 401(k) and Roth 401(k) contributions into the Plan.

The employee contribution receivables at December 31, 2008 and 2007 represent payroll withholdings withheld through the end of each calendar year, which were received by the Plan in the subsequent year.

Employer

Contributions to the Plan by the Company are made on a matched basis at a rate of 50% of participant deferred compensation. The employer match is applied on employee contributions of up to 4% of eligible compensation (i.e., maximum employer match is 2% of eligible compensation). Although employees may participate in the Plan immediately upon joining the Company, Plan participants are not eligible for Company matching contributions until they have completed one year of service with the Company. The employer contribution receivables at December 31, 2008 and 2007 represent Company matching contributions through the end of each calendar year, which were received by the Plan in the subsequent year.

Rollovers

Contributions in 2008 and 2007 reflect approximately $8.7 million and $20.1 million, respectively, of rollover contributions from newly hired employees and employees associated with businesses acquired by the Company. Rollover contributions for 2007 were higher primarily due to the Company’s acquisitions of the U.S. bulk and packaged gas operations of Linde AG. Rollovers reflect an employee’s election to rollover funds from their former plan into the Plan.

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
Refund of Excess Contributions
In accordance with rules prescribed by the Internal Revenue Code (“IRC”), the trustee performed certain tests of employee contributions to ensure that highly compensated employees do not contribute on average a higher percentage of their income than the non-highly compensated employees. Additionally, the trustee performed a test of employee contributions to determine that participant contributions were not more than the 2008 IRS contribution limit of $15,500 (“Deferral Limit”). The Plan distributed a total of $1,911 in April 2009 to affected participants in order to correct participant contributions in excess of the IRS Deferral Limit. These amounts are reflected as refunds due to participants in the statements of net assets available for benefits.
(c)	Participant Accounts

Contributions are invested as directed by each participant in 14 separate investment funds. Each participant may designate, by electronic monitoring, how the contributions to his or her account are to be allocated among the 14 funds. Participants are required to allocate contributions to the funds in increments of 1% of total contributions. In the event a participant fails to submit an allocation, contributions will be invested in the Vanguard LifeStrategy Conservative Growth Fund. In addition to the above initial election, participants may elect, by contacting the trustee, to transfer monies among the investment funds in 1% increments of the total funds credited to their account. Interest, dividends and other income (losses) earned by the investment funds, net of administrative fees, are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant’s balance to the total fund balance.

(d)	Participant Loans

The Plan administrator may, upon the application of a participant, direct the trustee to make a loan to such a participant. The maximum the participant may borrow is limited to the lesser of 50% of the participant’s Plan account balance or $50,000. The minimum loan amount is $1,000 and loans are secured by 50% of the participant’s Plan account balance. Participant loans bear interest at a rate equal to prime (as of the date of the loan) plus 2% and provide for periodic repayment over a reasonable period of time not to exceed five years for general-purpose loans and 30 years for principal residence loans. The prime rate was 3.25% and 7.25% at December 31, 2008 and 2007, respectively. Interest rates on outstanding participant loans at December 31, 2008 and 2007 ranged from 4.0% to 11.0%, with an average interest rate of 8.5%.

When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the IRS as a distribution from the Plan. The Plan participant may then be subject to taxes and penalties related to the distribution.

(e)	Vesting

Participants are immediately vested in all contributions. In addition, all earnings (losses) on such investments are fully vested.

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
(f)	Payment of Benefits

Upon retirement, death or termination of service, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. Such distributions are generally payable in cash.

Participants experiencing serious financial hardships may be entitled to a distribution upon approval by the Plan administrator.

(g)	Administrative Expenses

Recordkeeping and loan fees are paid by the Plan. Stock administration, compliance testing, audit, legal, hardship withdrawal processing and company acquisition processing fees are paid by Airgas.

(h)	Reclassifications

Certain prior year balances and amounts were reclassified to conform to current year presentation. The statements of net assets available for benefits reflect a line item reconciling the fair value of the investments in the Vanguard Retirement Savings Trust (the “Trust”) (a common collective trust) to contract value, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 2). The statements of changes in net assets available for benefits reflect a split between rollovers and transfers from other plans in order to provide additional information on these types of transactions (see Note 1 (b) and Note 9).

(2) Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those net assets.

(b)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 did not require any new fair value measurements, but rather replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value and expands financial statement disclosures regarding fair value measurements. The Plan adopted SFAS 157 for financial assets and liabilities on January 1, 2008 (see Note 4). The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the Plan’s financial statements.

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
(c)	Investments

Units of the Airgas Common Stock Fund are valued based on the combined quoted market prices of the underlying shares of Airgas common stock and a money market component. Investments in shares of registered investment companies (or mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Units of the common collective trust are valued at the net asset value at year-end (discussed below). Participant loans are valued at amortized cost.

FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in employee benefit plans. The Plan invests in investment contracts through a common collective trust (the Trust). As required by the FSP, the statements of net assets available for benefits present the fair value of the Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Trust is based on information reported by the issuer of the common collective trust at year-end. Depending on the mix of investments, fair value is determined based on the expected future cash flows for each contract discounted to present value, and the aggregate market values of the underlying investments in mutual funds, bond trusts and other investments. The contract value of the Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis. The average cost method is followed in determining the cost of investments sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Investment options as of December 31, 2008 and 2007 were as follows:

The Airgas Common Stock Fund invests in Airgas common stock to provide for the possibility of long-term growth through increases in the value of the stock, although a portion of the fund may be invested in cash or cash equivalents to maintain liquidity and avoid excessive turnover of Airgas common stock held in the fund. The fund value per unit was $19.33 and $25.80 at December 31, 2008 and 2007, respectively. The value per share of Airgas common stock was $38.99 and $52.11 at December 31, 2008 and 2007, respectively. At December 31, 2008, 7,840 Plan participants were invested in the fund.

The Vanguard Explorer Fund Investor Shares seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth. The value per share was $42.13 and $71.19 at December 31, 2008 and 2007, respectively. At December 31, 2008, 3,853 Plan participants were invested in the fund.

The Vanguard International Growth Fund Investor Shares seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. The value per share was $12.20 and $24.82 at December 31, 2008 and 2007, respectively. At December 31, 2008, 4,467 Plan participants were invested in the fund.

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
The Vanguard U.S. Growth Fund Investor Shares seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. The value per share was $12.26 and $19.91 at December 31, 2008 and 2007, respectively. At December 31, 2008, 5,857 Plan participants were invested in the fund.
The Vanguard 500 Index Fund Investor Shares seeks to provide long-term growth of capital and income from dividends by holding each of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Composite Stock Price Index, a widely recognized benchmark of U.S. market performance. The value per share was $83.09 and $135.15 at December 31, 2008 and 2007, respectively. At December 31, 2008, 5,719 Plan participants were invested in the fund.
The Vanguard Wellington Fund Investor Shares seeks to provide income and long-term growth of capital, without undue risk to capital, by investing approximately 65% of its assets in stocks and the remaining 35% in bonds. The value per share was $24.43 and $32.62 at December 31, 2008 and 2007, respectively. At December 31, 2008, 5,630 Plan participants were invested in the fund.
The Vanguard Morgan Growth Fund Investor Shares seeks long-term capital appreciation by investing in mid-sized and large companies that are expected to have above average growth in sales and profits. The value per share was $11.30 and $19.54 at December 31, 2008 and 2007, respectively. At December 31, 2008, 719 Plan participants were invested in the fund.
The Vanguard Windsor II Fund Investor Shares seeks to provide long-term capital appreciation and income by investing mainly in mid-sized and large companies whose stocks are considered by the fund’s advisor to be undervalued. The value per share was $19.11 and $31.26 at December 31, 2008 and 2007, respectively. At December 31, 2008, 925 Plan participants were invested in the fund.
The Vanguard LifeStrategy Growth Fund seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The portfolio’s asset allocation ranges are expected to be 65% to 90% stocks, 10% to 35% bonds and 0% to 25% cash investments. The value per share was $16.00 and $25.07 at December 31, 2008 and 2007, respectively. At December 31, 2008, 3,622 Plan participants were invested in the fund.
The Vanguard LifeStrategy Moderate Growth Fund seeks to provide income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The portfolio’s asset allocation ranges are expected to be 45% to 70% stocks, 30% to 55% bonds and 0% to 25% cash investments. The value per share was $15.08 and $21.21 at December 31, 2008 and 2007, respectively. At December 31, 2008, 2,824 Plan participants were invested in the fund.
The Vanguard LifeStrategy Conservative Growth Fund seeks to provide income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds and an asset allocation fund. The portfolio’s asset allocation ranges are expected to be 25% to 50% stocks, 50% to 75% bonds and 0% to 25% cash investments. The value per share was $13.30 and $17.14 at December 31, 2008 and 2007, respectively. At December 31, 2008, 6,581 Plan participants were invested in the fund.

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
The Vanguard LifeStrategy Income Fund seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund. The portfolio’s asset allocation ranges are expected to be 5% to 30% stocks, 70% to 95% bonds and 0% to 25% cash investments. The value per share was $12.23 and $14.24 at December 31, 2008 and 2007, respectively. At December 31, 2008, 1,427 Plan participants were invested in the fund.
The Vanguard Total Bond Market Index Fund Investor Shares seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Barclay’s Capital Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. The value per share was $10.18 and $10.16 at December 31, 2008 and 2007, respectively. At December 31, 2008, 3,269 Plan participants were invested in the fund.
The Vanguard Retirement Savings Trust seeks stability of principal and a high level of current income consistent with a two-to-three year average maturity. The Trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Trust intends to maintain a constant net asset value of $1.00 per share. The principal and interest of these contracts are not guaranteed. At December 31, 2008, 7,779 Plan participants were invested in the Trust.
(d)	Use of Estimates

The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires the Plan administrator to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
(3)	Investments

The following investments represent 5% or more of the net assets available for benefits at December 31, 2008 and 2007:

	2008		2007
Airgas Common Stock Fund	$80,382,622		$104,960,058
Vanguard 500 Index Fund Investor Shares	25,627,776		37,921,287
Vanguard Explorer Fund Investor Shares	12,511,105	(2)	20,564,623
Vanguard International Growth Fund Investor Shares	14,781,294	(2)	24,470,993
Vanguard LifeStrategy Conservative Growth Fund	27,727,294	(1)	9,541,021
Vanguard LifeStrategy Growth Fund	15,659,635	(2)	21,755,573
Vanguard Retirement Savings Trust	65,956,393	(3)	45,558,872
Vanguard Total Bond Market Index Fund Investor Shares	20,723,055	(1)	13,818,821
Vanguard U.S. Growth Fund Investor Shares	17,125,637	(2)	27,031,088
Vanguard Wellington Fund Investor Shares	35,018,415		44,516,919

(1)	Represents 5% or more of net assets available for benefits at December 31, 2008 and less than 5% of net assets available for benefits at December 31, 2007.

(2)	Represents 5% or more of net assets available for benefits at December 31, 2007 and less than 5% of net assets available for benefits at December 31, 2008.

(3)	Stated at contract value.
During the years ended December 31, 2008 and 2007, the net appreciation (depreciation) in the fair value of investments (including realized gains and losses) was as follows:

	2008	2007
Airgas Common Stock Fund	$(25,334,488)	$23,548,304
Mutual funds	(85,382,135)	4,185,965

Net appreciation (depreciation) in fair value of investments	$(110,716,623)	$27,734,269

Fully benefit-responsive investment contracts included within the Trust serve as a conservative option in a carefully structured investment plan. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 3.67% for 2008 and 4.71% for 2007. The average crediting interest rates were 3.74% for 2008 and 4.86% for 2007. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.
The existence of certain conditions can limit the Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
amendments if issuers’ consent is not obtained. As of December 31, 2008, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.
Summarized below are the carrying and fair values of participant loans and the Trust, which are reflected at their carrying values in the Plan’s net assets available for benefits on the statement of net assets available for benefits at December 31, 2008 and 2007. The computation of fair values of participant loans and the Trust are performed by the Company.

	2008	2008	2007	2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Participant loans	$14,334,918	$15,436,965	$11,737,344	$11,500,494
Vanguard Retirement Savings Trust	$65,956,393	$65,105,255	$45,558,872	$45,906,220
Refer to Note 4 for disclosures about fair value measurements.
(4)	Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS 157. SFAS 157 does not require any new fair value measurements, but rather replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value and expands financial statement disclosures regarding fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value in accordance with SFAS 157 are classified based upon the level of judgment associated with the inputs used to measure their fair value. The hierarchical levels related to the subjectivity of the valuation inputs are defined by SFAS 157 as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable, directly or indirectly through corroboration with observable market data at the measurement date.

•	Level 3 inputs are unobservable inputs that reflect management’s best estimate of the assumptions (including assumptions about risk) that market participants would use in pricing the asset or liability at the measurement date.
The carrying values of employee contributions receivable, employer contributions receivable and refunds due to participants are at fair value and such items have not been impacted by the adoption of SFAS 157.

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
The following is a description of the valuation methodologies used for assets measured at fair value:
Airgas Common Stock Fund: Valued based on the combined quoted market prices in active markets of the underlying shares of Airgas common stock and a money market component.
Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year-end.
Vanguard Retirement Savings Trust: Valued, as reflected in the Plan’s investments at fair value on the statement of net assets available for benefits at December 31, 2008 and 2007, based on the expected future cash flows for each contract discounted to present value, and the aggregate market values of the underlying investments in mutual funds, bond trusts and other investments.
The Plan’s assets measured at fair value on a recurring basis at December 31, 2008 are categorized in the table below based on the lowest level of significant input to the valuation:

		Quoted prices in	Significant other	Significant
	Balance at	active markets	observable inputs	unobservable inputs
	December 31, 2008	Level 1	Level 2	Level 3
Airgas Common Stock Fund	$80,382,622	$80,382,622	$—	$—
Mutual funds	195,324,060	195,324,060	—	—
Vanguard Retirement Savings Trust	65,105,255	—	65,105,255	—

Total assets measured at fair value	$340,811,937	$275,706,682	$65,105,255	$—

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(5)	Tax Status

The Plan document has been restated for recent law changes. The Plan sponsor adopted the restated version of a volume submitter plan as of January 1, 2007. In prior years, the Plan was filed as a non-standardized prototype plan document. The IRS has determined and informed the volume submitter Plan sponsor, by a letter dated September 4, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The IRS determined that the Plan is qualified under IRC Section 401, by a letter dated December 31, 2002.

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
(6)	Related Party Transactions

The Plan investments are managed by an affiliate of Vanguard Fiduciary Trust Company, who acts as trustee for the Plan. The Airgas Common Stock Fund invests in common stock of the Company. Investment transactions of the Plan, therefore, qualify as party-in-interest transactions, but are not prohibited transactions.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would remain fully vested in all amounts credited to their accounts under the Plan.

(8)	Defaulted Loans

During the year ended December 31, 2008, there were 179 participants who were in default of their loans, 12 of which were active employees. Loans in the amount of $892,584 were in default and were included in participant loans as of December 31, 2008.

During the year ended December 31, 2007, there were 221 participants who were in default of their loans, 20 of which were active employees. Loans in the amount of $1,100,999 were in default and were included in participant loans as of December 31, 2007.

Subsequent to a remedy period that provides for the repayment of defaulted loans, uncollectible defaulted loans are treated as taxable distributions from the Plan to the respective participants.

(9)	Acquisitions and Transfers from Other Plans

Transfers from other plans reflect the assumption by the Plan of an entire benefit plan of companies acquired by Airgas. The increase in transfers from other plans in the 2008 statement of changes in net assets available for benefits was primarily due to the conversion of a joint venture into a 100% owned subsidiary of the Company, and the resulting transfer of the benefit plan assets of the former joint venture to the Airgas, Inc. 401(k) Plan.

(10)	Difference between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$357,409,952	$391,634,509
Deemed loan activity	(28,069)	(50,877)
Refunds due to particiapants	1,911	—

Net assets available for benefits per Form 5500	$357,383,794	$391,583,632

AIRGAS, INC. 401(k) PLAN
Notes to the Financial Statements
The following is a reconciliation of net additions (deductions) per the financial statements to the Plan’s Form 5500:

	2008	2007
Net additions (deductions) per the financial statements	$(34,224,557)	$73,245,361
Change in deemed loan activity	22,808	1,427
Refunds due to particiapants	1,911	—

Net income (loss) per Form 5500 (including plan transfers)	$(34,199,838)	$73,246,788

AIRGAS, INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue	Description of Investment	Current Value

* Airgas Common Stock Fund	Company Stock Fund	$80,382,622

* Vanguard 500 Index Fund Investor Shares	Registered Investment Company	25,627,776
* Vanguard Explorer Fund Investor Shares	Registered Investment Company	12,511,105
* Vanguard International Growth Fund Investor Shares	Registered Investment Company	14,781,294
* Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	27,727,294
* Vanguard LifeStrategy Growth Fund	Registered Investment Company	15,659,635
* Vanguard LifeStrategy Income Fund	Registered Investment Company	5,189,951
* Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	13,995,051
* Vanguard Morgan Growth Fund Investor Shares	Registered Investment Company	2,563,761
* Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	20,723,055
* Vanguard U.S. Growth Fund Investor Shares	Registered Investment Company	17,125,637
* Vanguard Wellington Fund Investor Shares	Registered Investment Company	35,018,415
* Vanguard Windsor II Fund Investor Shares	Registered Investment Company	4,401,086

* Vanguard Retirement Savings Trust**	Common Collective Trust	65,956,393

* Loan Fund	Interest ranging from 4% to 11%, maturing through October 2038	14,334,918

Total assets held for investment purposes		$355,997,993

*	Party-in-interest

**	Contract value
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRGAS, INC. 401(k) PLAN (Name of Plan)

BY:	/s/ Robert M. McLaughlin Robert M. McLaughlin
Senior Vice President and Chief Financial Officer

BY:	/s/ Dwight T. Wilson Dwight T. Wilson
Senior Vice President — Human Resources
DATED: June 29, 2009